Redeemability Exemption

Description of MLOA’s Issuance,

Transfer and Redemption Procedures for Policies

Pursuant to Rule 6e-3(T)(b)(12)(iii)

under the Investment Company Act of 1940

April 18, 2019

Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 (“1940 Act”), this exhibit sets forth the issuance, transfer and redemption procedures to be followed by MONY Life Insurance Company of America (“MLOA”) in connection with the issuance of VUL Legacy and VUL Optimizer, a flexible premium variable life insurance policy (the “policies”).

MLOA believes its procedures meet the requirements of Rule 6e-3(T)(b)(12)(iii) and states the following:

1. Because of the insurance nature of MLOA’s policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

2. Many of the procedures used by MLOA have been adopted from its established procedures for its scheduled premium variable life insurance policies, its other flexible premium variable life insurance policies and its fixed benefit life insurance products.

3. In structuring its procedures to comply with Rule 6e-3(T), state insurance laws and its established administrative procedures, MLOA has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

4. In general, state insurance laws, like Rule 6e-3(T)(b)(12)(iii), require that MLOA’s procedures be reasonable, fair and not discriminatory.

5. Because of the nature of the insurance product, it is often difficult to determine precisely when MLOA’s procedures deviate from those required under Sections 22(d), 22(e) or 27(c)(1) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal policy provisions and procedures not otherwise described in the prospectus, which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to describe each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

Under the policies, a policyowner allocates net premiums to a Guaranteed Interest Account, which is part of MLOA’s General Account, and/or to one or more investment funds of MLOA’s Variable Account K (the “Account”) and/or to the Market Stabilizer Option (“MSO”). Except as otherwise noted, the procedures described below apply equally to each of the Account’s investment funds and, accordingly, are described in terms of the Account. For net premium amounts allocated to the MSO, redemption rules and procedures are specified in the prospectus for the MSO.

I. “Public Offering Price”: Purchase and Related Transactions — Section 22(d) and Rule 22c-1

This section outlines those principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. Because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences involve the structure of the cost of insurance charges and the insurance underwriting (i.e., evaluation of risk) process. There are also certain policy provisions — such as restoration and loan repayment — which do not result in the issuance of a policy but which require certain payments by the policyowner and involve a transfer of assets supporting the policy reserve into the Account.

a. Application and Initial Premium Processing

Upon receipt of a completed application and other required documentation from a prospective policyowner, MLOA will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insured is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed policyowner and/or the proposed insured before such a determination can be made. A policy cannot be issued, i.e., physically issued through MLOA’s computer issue system, until this underwriting procedure has been completed.

These processing procedures will not dilute any benefit payable to any existing policyowner. Although a policy cannot be issued until after the underwriting process has been completed, the proposed policyowner will receive immediate insurance coverage on the proposed insured person once the proposed policyowner as paid his full initial premium and assuming that the proposed insured person proves to be insurable according to the terms of the temporary insurance agreement.

MLOA will require that the policy be delivered within a specific delivery period to protect itself against anti-selection by the prospective policyowner resulting from a deterioration of the health of the proposed insured. Generally, the period will not exceed 30 days from the policy’s Issue Date.

Delivery may be delayed where, for example, the full initial premium has not yet been paid, amendment is needed to the application for the policy or where the agent has been unable to contact the prospective policyowner. Where a policy is not delivered within 30 days, MLOA will consider reissuing the policy with a new Register Date and Issue Date subject to satisfactory evidence of insurability. However, if MLOA does not receive the full initial premium within 60 days of the Issue Date, we will consider the prospective policyowner to have withdrawn the application and we will refund any premium paid. To obtain a policy, it would then be necessary for the prospective policyowner to submit a new completed application and satisfactory evidence of insurability of the proposed insured.

b. Insurance Charges and Underwriting Standards

Cost of insurance charges payable under the policies will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays a cost of insurance charge commensurate with the insured’s mortality risk which is actuarially determined based upon factors such as age, sex, health and occupation.

In the context of life insurance, uniform cost of insurance charges for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform “public offering price” for all policyowners because premiums are flexible, there will be a different “price” for each actuarial category of insureds because different cost of insurance rates will apply . The “price” will also vary based on the net amount at risk.

The Policies will be offered and sold pursuant to our cost of insurance charge schedule and our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds of the same class, but generally recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the policy. Any additional charges for persons who do not meet standard underwriting requirements or for additional benefit riders will also be indicated in the policy.

By administrative practice, MLOA will reduce the cost of insurance rate classification for an existing policy if new evidence of insurability demonstrates that the insured person qualifies for a lower classification. After the reduced rating is determined, the policyowner will pay a lower current monthly cost of insurance charge each month. A similar reduction will be made for tobacco users who meet our non-tobacco user requirements.

c. Repayment of Loan

When a loan is made, MLOA will transfer from each investment division of the Account to the General Account an amount of Policy Account Value equal to the amount of the loan allocable to that division. Upon repayment of indebtedness, MLOA will reduce its General Account policy loan assets and transfer those assets first to the Guaranteed Interest Division to the extent loans were attributable to that Division and then to the Account’s investment funds according to the policyowner’s instruction or the premium payment allocation percentages then in effect.

d. Face Amount Increases

MLOA reserves the right to decline a Face Amount increase if the policyowner has become a more expensive risk. In the case, the policyowner may apply for a new policy for the amount of the increase. MLOA intends to waive the per policy component of the monthly administrative charge and the charge for transfers on the second policy. The minimum Face Amount for the second policy will be $10,000.

II. “Redemption Procedures”: Surrender and Related Transactions

This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. The policies provide for the payment of monies to a policyowner or beneficiary upon presentation of the policy. The amount received by the payee will depend upon the particular benefit for which the policy is presented: surrender for net cash surrender value, payment of a death claim, living benefit payment or maturity benefit. There are also certain policy provisions — such as partial withdrawals, termination and the loan privilege — under which the policy will not be presented to MLOA but which will affect the policyowner’s benefits and may involve a transfer of the assets supporting the policy reserve out of the Account.

Any combined transactions on the same day which counteract each other will be allowed. We will assume the policyowner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which we will not allow (for example, a request for a face amount decrease which lowers the face amount below our minimum) we will reject the whole request and not just the portion which fails to comply with our rules. Policyowners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance or other laws may require that certain requirements be met before MLOA is permitted to make payments to the payee.

Generally, except for the payment of death benefits, the imposition of insurance and administrative charges and the effects of policy loans, the payee will receive a pro rata or proportionate share of the Account’s assets within the meaning of the 1940 Act in any transaction involving “redemption procedures”.

a. Surrender for Net Cash Surrender Value

MLOA will make the payment of Net Cash Surrender Value out of its General Account and, at the same time, transfer assets from the Account to the General Account in an amount equal to the policy reserves in the Account.

b. Death Claims

MLOA will usually issue a death benefit payable to the beneficiary within seven days after receipt, at our Administrative Office, of the policy, due proof of death of the insured person, and all other requirements necessary1 to make payment.

MLOA will make payment of the death benefit out of its General Account, and will transfer assets from the Account to the General Account in an amount equal to the policy reserves in that Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

c. Transfer

The policies allow the policyowner, in lieu of a conversion privilege, to transfer all the amounts in the investment funds of the Account to the Guaranteed Interest Account (which is part of our General Account and pays interest at a declared guaranteed rate) without charge.

d. Policy Loan

When a loan is made, MLOA transfers a portion of the assets in the Account (which is a portion of the cash surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the indebtedness to the General Account.

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State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the policies regarding suicide and incontestability.

e. Living Benefit Payment

The Living Benefit option enables eligible policyowners to receive a portion of the death benefit if the insured has a terminal illness. When MLOA receives written notice of a Living Benefit claim it will send the policyowner a “quote letter” detailing the effect of a Living Benefit payment on the remaining policy values as well as an explanation of amounts that are available through policy loan or surrender. The letter will be accompanied by the forms necessary for the policyowner to finalize his or her Living Benefit claim. When those forms are received, MLOA will determine whether the policyowner is eligible to receive the Living Benefit payment (e.g., whether satisfactory evidence has been received that the insured’s life expectancy is less than twelve months). Once this eligibility determination is complete, MLOA will pay the Living Benefit amount within seven days.

f. Federal Income Tax

In certain circumstances, a premium payment or change to a policy may cause a policy to be treated as a “modified endowment.” (See Tax Information in the Prospectus.) Due to thepotential adverse tax consequences, MLOA has instituted procedures aimed at preventing a policy from becoming a modified endowment without the policyowner’s prior knowledge. If MLOA determines that, based on the first premium, the policy will be a modified endowment contract, MLOA will issue the policy based on the first premium remitted, provided that the policyowner signs a form acknowledging that the policy is a modified endowment. Alternatively, the policyowner may reduce the amount of the first premium to a level at which the policy will not be a modified endowment. MLOA will then issue the policy based on the reduced premium. MLOA will not deliver a policy unless one of these options is selected.

In the case of a subsequent premium payment, which, if applied, would cause a policy to become a modified endowment, MLOA plans to return the excess premium payment (the amount which would cause the contract to become a modified endowment) to the policyowner within one business day. The excess premium payment will be accompanied by a letter of explanation. The letter will explain to the policyowner that the premium payment he submitted would cause the policy to become a modified endowment under federal income tax law. The letter will instruct the policyowner that he may either return the excess premium payment to MLOA with a signed acknowledgment form (enclosed with the letter) or forego making the payment at this time. The acknowledgment form will describe the federal income tax consequences of owning a modified endowment.

There may be cases in which a policy becomes a modified endowment before all procedures aimed at preventing this have been fully implemented. In such cases, MLOA may, but is not obligated under applicable federal income tax law to, refund the excess premium with interest not later than 60 days following the policy year in which it was received. In such case the policy should generally be removed from modified endowment status. If an offer to refund premium is made, the policyowner will be notified and given an opportunity to elect a refund. If a refund is elected, the Policy Account will be adjusted to take into account the amount of the refund. The amount of the refund would include interest earned on the excess premium amount in the Guaranteed Interest Account and net return on the excess premium amount in the divisions of the Variable Account. An election to take a refund and the related adjustments will be effected upon receipt at our administrative office.